FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X      Form 40-F
                                -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes          No  X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement of final results for the year ended December 31, 2004, made by China Netcom Group Corporation (Hong Kong) Limited
("registrant") in English on April 6, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Oliver E Lixin
                              ------------------






                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:     April 6, 2005

                               [GRAPHIC OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                      2004 ANNOUNCEMENT OF FINAL RESULTS

CHAIRMAN'S STATEMENT

Dear Shareholders,

In 2004, China Netcom successfully completed its restructuring and listed on stock exchanges in Hong Kong and New York. These events served as a powerful catalyst, greatly accelerating our efforts to restructure our operations, further optimize our capital structure, and build a solid foundation for us to become the best telecommunications operator in the Asia Pacific region.

Despite intensified competition in China's telecommunication market, we achieved strong growth in various business lines, particularly in broadband, PHS and value-added services. As a result, revenues rose to RMB64,922 million and net profits reached RMB9,248 million, increases of RMB5,024 million and RMB20,359 million respectively over 2003. The Group recognised a loss of RMB11,111 million in 2003 due to a revaluation deficit on fixed assets of RMB25,778 million (RMB17,271 million net of tax effect).

By capitalising on the opportunities arising from our restructuring and getting listed, we made vigorous achievement in our core business, and conducted further internal reforms. We have set up key operating and management objectives, namely cost reduction, efficiency enhancement and investment return maximization. As a result, we achieved significant improvement in our operating performance. The restructuring for listing purpose was completed on 30 June 2004. Assuming that our structure after the restructuring had been effective since 1 January 2004, according to the financials prepared pursuant to the requirements of the Hong Kong Listing Rules relating to pro forma financial information, our unaudited consolidated pro forma revenue and net profit would be RMB64,433 million and RMB10,410 million respectively. For reference, after adjustments pursuant to the US Securities Act relating to unaudited pro forma financial information, and excluding the effects of revaluation deficit (which occurred in 2003) and upfront connection fees, our adjusted unaudited consolidated pro forma revenue reached RMB61,055 million, which was increased by 8.9% whereas the adjusted unaudited consolidated pro forma net profit would be RMB6,623 million, representing an increase of RMB1,687* million or 34.2% compared with the previous year.

The Company has made great efforts to improve our corporate governance. With several internationally distinguished professionals joining the Board as external directors, we established a Board of Directors that is highly professional, independent, diverse and representative of the interests of all our shareholders, especially minority shareholders. The independent non-executive directors and the non-executive directors form a majority on the Board and a Corporate Governance Committee of the Board was established to further enhance our corporate governance. Additionally, we engaged an international renowned consulting firm to help us improve our internal control system to enhance control over operating risks and ensure the accuracy and timeliness of our financial and operating information. In order to promote open and fair communication channels with our global investors, we created a dedicated investor relations team based in both Hong Kong and Beijing.

In 2004, our ultimate controlling shareholder, China Netcom Group, was appointed the exclusive partner for fixed-line communications for the 2008 Beijing Olympics Games. For such a globally-focused event, we are very honored to have the opportunity to demonstrate our aspiration to be a socially responsible corporate citizen. The Olympics will stimulate the deployment of new technologies and enable us to realize our dream of transforming our Company from a traditional fixed-line telecommunications carrier to a broadband communications and multi-media service provider.

Customer satisfaction is the key to the realization of our ambition. Therefore, we constantly strive to provide high-quality service to our customers. I am very pleased to announce that China Netcom was again ranked No. 1 in the annual "Customer Satisfaction Survey on Quality of
Telecommunications Services in 2004" conducted by the Ministry of Information Industry.

We are very focused on creating shareholder value. After taking into account our financial position, cash flow and future development needs, the Board of Directors has proposed the payment of a HK$0.037 per share dividend for the financial year ended 31 December 2004. We were listed on the Hong Kong Stock Exchange on 17 November 2004. The dividend pay out ratio, based on our net profits excluding upfront connection fee for the second half of 2004 after completion of our corporate reorganisation and calculated on a pro rata basis for the period from the date of listing to 31 December 2004, is 37.5%**. We will continue to devote all of our efforts to maximizing returns for our shareholders.

Looking forward, we expect that China's economic growth will remain strong. The telecommunication industry in the PRC is full of opportunities and that the regulatory environment for the telecommunications industry will become more transparent. I firmly believe that with our dominant position in the northern service region and our strong execution capabilities, supported by sound corporate governance and our highly capable management team, we will benefit from the rapid growth of the broadband market, achieve sustainable growth and continue improving our operating efficiency.

In 2005, we will focus on three main strategic areas, namely broadband, Olympics and international business. We will provide better applications and value-added service in our broadband businesses through alliances and partnerships to create a unique competitive advantage to become the leading broadband operator. Capitalizing on the unique opportunity arising from our parent's role in the 2008 Olympics, we will provide unprecedented broadband communication services and experiences to the 2008 Olympic Games and the public, which will enhance our corporate image and increase our brand recognition. We will also make full use of our pan-Asia network platform that is centered in China and capitalise on the synergies arising thereof to provide high-quality, one-stop integrated data services to multi-national corporate customers. We will meet the increasing demand for China-related international communications and further enhance our leading position in the corporate customer market in the Asia Pacific region. Through the execution of these core strategies, we will gradually transform ourselves from a traditional narrow-band provider to a broadband communications and multi-media services provider.

In 2005, in pursuit of growth and efficiency, we will undertake a number of initiatives, including further improvements in our corporate governance and additional management reforms to further increase our operating efficiency and execution capabilities. We will continue centralizing management in five areas: finance, human resources, sales and marketing, network operation and maintenance, and construction planning. Also, we will devote additional efforts to the training of staff, particularly middle-level management and marketing personnel. Through long-term training programs, a talent pool will be built up and our long-term competitiveness will be maintained.

With the dedicated efforts of the Board of Directors, our management and all our staff, we have made great progress towards our goal of becoming the best telecommunications operator in Asia. We will provide better one-stop services to our customers by leveraging our unique pan-Asia network. I am confident that we will enhance long term value to our shareholders.

Lastly, on behalf of the Board of Directors, I wish to express my most sincere gratitude to all our shareholders for your support.

Zhang Chunjiang
Chairman

Hong Kong, 6 April 2005

* The Company's unaudited pro forma consolidated profit figures for the year ended 31 December 2003, as adjusted in accordance with the requirements relating to unaudited pro forma financial information under the United States Securities Act, can be obtained from the prospectus issued by the Company on 10 November 2004 in connection with the offering of the Company's American Depositary Shares.

** The Company underwent corporate reorganisation as part of its preparation for listing. As of 30 June 2004, the Company has no distributable reserves. Since the corporate reorganisation was completed on 30 June 2004, the net profits excluding upfront connection fee for the second half of 2004 after completion of corporate reorganisation amounted to HK$2.61 billion.

CHIEF EXECUTIVE OFFICER'S STATEMENT

Dear Shareholders,

2004 was "the year of transformation" as well as a year of many key breakthroughs for us. Despite of challenges and competition in China's telecommunications market, we successfully completed an internal restructuring and listed overseas. We streamlined our management and reporting system to improve efficiency and implemented an effective system to enhance corporate governance. With the trust and great support from the Board of Directors, and the tremendous effort of both the management team and the staff, we achieved excellent operating results in 2004.

1.    Our financial results for 2004 were substantially improved

      In 2004, as a result of restructuring and business innovations, we delivered a sequential growth in financial results and continuing improvement in operational efficiency. We generated revenue of RMB64,922 million and net profit of RMB9,248 million, representing an increase of RMB5,024 million and RMB20,359 million over previous year. According to the unaudited pro forma financials prepared in accordance with the relevant requirements under the US Securities Act, we recorded consolidated pro forma revenue (excluding upfront connection fees) of RMB61,055 million for 2004, an increase of 8.9% over 2003. Our unaudited consolidated pro forma EBITDA (excluding upfront connection fees) reached RMB30,379 million, an increase of RMB3,932 million over 2003. Our unaudited consolidated pro forma EBITDA margin (excluding upfront connection fees) reached 49.8%. Unaudited consolidated pro forma net profit (excluding upfront connection fees) was RMB6,623 million. After excluding the effects of reorganization costs and a revaluation of deficits, unaudited consolidated pro forma net profit (excluding upfront connection fees) increased by RMB1,687 million or 34.2% over 2003.

      In 2004, in addition to steadily growing our core business, we strengthened our internal controls for capital expenditure by implementing a stringent, centralized capex system. These measures helped ensure the robust growth of free cash flow. Already as a result, our free cash flow turned positive in 2004, representing a net increase of RMB8,827 million from 2003. With this major achievement, we laid a solid foundation for our company's future growth.

2.    Our business continued to grow rapidly

      During the past year, China's telecom industry remained very challenging due to increased competition and rising mobile substitution. In such an environment, we focused on the development of our broadband and local telephone businesses and intensified the promotion of value-added services through leveraging our network resources and customer base. We maintained our dominant position in the northern provinces and achieved further growth in the southern provinces and international markets.

      In 2004, the successful implementation of our growth strategy for the PHS business resulted in a significant 15.5% year-to-year increase in our fixed-line telephone service subscribers. The total number of subscribers for our local telephone services reached 80.383 million, representing a 94.5% market share in the northern service region. With robust demand for broadband services, our broadband subscribers as of 31 December 2004 reached 6.218 million, representing a 145.3% increase over 2003. Our broadband market share in the northern service region reached a new high of 95.8% in 2004, representing a 6 percentage point gain over 2003. The broadband business has indeed become the new engine for our robust growth. While our core businesses continue to grow at a double digit pace, we devoted considerable effort to develop and promote value-added services as a new growth driver, which resulted in growing adoption and usage by our subscribers. Among which, PHS short messages recorded a growth of 1,503.4% over the same period of last year. The caller identification penetration rate reached 58.2%, representing a 8.6% increase over last year. The acquisition of certain businesses from Asia Global Crossing Limited at the end of 2003 allowed us to establish a unique pan-Asian network platform that is centered around China. Through further consolidation and integration of our Asian operations in the Northern and Southern service regions of China, we further enhanced our unique competitive advantage in providing one-stop data services to corporate customers, which contributed to the rapid growth in revenue in the southern service region as well as our international telecommunication services.

3.    Our streamlined internal management structure generated positive results

      In 2004, we achieved a major breakthrough by reorganizing our internal management structure, transforming from the original "Parent-Subsidiary" structure to "Headquarter-Branch" structure. As a result, our corporate management can directly oversee the activities of provincial branches. This new structure provides a good base for effectively managing the organization and enhancing operational efficiency.

      Under such "Headquarter-Branch" structure, we implemented new management processes in five areas, including finance, human resources, sales and marketing, network operation and maintenance, and construction planning, in order to realize operational synergies and increase efficiencies. Our customer satisfaction and loyalty were improved due to more coordinated marketing and sales efforts. At the same time, a series of measures were adopted to control costs and improve efficiency in network operation and maintenance. We achieved effective control over operating expenses. According to the unaudited pro forma financials prepared pursuant to the US Securities Act, the operating expenses accounted for 79.7% of the total revenues (being the unaudited consolidated revenues excluding upfront connection fees), representing a decrease of 2.4% over previous year. After excluding the effects of depreciation, the Company's ratio of operating expenses to revenue (calculated with the same standard as above) was 50.2%, dropped by 2.6% over previous year. Among which, the ratio of network, operations and support expenses and staff cost to revenue dropped by 3.6% and 0.7% against previous year. The ratio of selling, general and administrative expenses to revenue increased by 1.9%. Although the Company has adopted proactive selling activities resulting in substantial growth in sales expenses, the general and administrative expenses recorded a greater drop over previous year.

      In addition to achieving effective control over operating expenses, we also managed to keep capital expenditure at a reasonable level. We adopted stringent measures in controlling capital expenditure in 2004. We were able to balance long-term growth and investment return by focusing on businesses with high returns and great market potential such as broadband and data . This led to a reduction in capital expenditure of 25.6% in 2004.

      Establishing effective internal controls and a sound management system have been one of the priorities on our management agenda. In October of 2004, we retained an international renowned consulting firm to help us design and implement a robust internal control system. Through these efforts, we intend to establish an internal control and management system that complies with the best international standards to further reduce our operating risks.

4.    2005 Outlook

      2005 will be a year of both opportunities and challenges for the Company. China is expected to maintain its robust economic growth and demand for communications services, particularly broadband access, will continue to grow. With the increase in direct foreign investment in China and China's further integration into the world economy, demand for telecommunications services between China and the rest of the world will continue to increase. At the same time, we are facing strong challenges as mobile substitution continues and competition intensifies. In such an environment, we will continue focusing on promoting growth and efficiency within the Company and on executing our three core strategies, ?Broadband, Olympic and International'. We will further improve management efficiency, achieve sustainable growth and maximize value for our shareholders.

      Looking into 2005, I sincerely believe that with the support of the Board of Directors and the joint efforts of our management and staff, we will continue to provide quality services to our customers and deliver superior return to our shareholders.

      Lastly, I would like to take this opportunity to express my most sincere gratitude to our customers, our shareholders, the Board of Directors and our dedicated, hardworking employees for all your support in the last year.


                                                     Tian Suning
                                      Vice Chairman and Chief Executive Officer

6 April 2005

GROUP RESULTS

China Netcom Group Corporation (Hong Kong) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2004.

CONSOLIDATED INCOME STATEMENT
 FOR THE YEAR ENDED DECEMBER 31, 2004


                                                                                         For the year ended
                                                                                            December 31,
                                                                           Note                   2004            2003
                                                                                                   RMB             RMB
                                                                                               million         million
Revenues                                                                    3                   64,922          59,898
Operating expenses
Depreciation and amortization                                                                 (18,754)        (20,483)
Networks, operations and support                                                              (11,591)        (11,990)
Staff costs                                                                                    (8,041)         (7,547)
Selling, general and administrative                                                            (9,566)         (7,053)
Other operating expenses                                                                       (1,534)         (1,660)
Operating profit before interest income, dividend income and                                    15,436          11,165
deficit on revaluation of fixed assets
Interest income                                                                                     76              79
Dividend income                                                                                     17              45
Deficit on revaluation of fixed assets                                                               -        (25,778)
Profit/(loss) from operations                                                                   15,529        (14,489)
Finance costs                                                                                  (2,932)         (3,026)
Share of loss of
      - Associated companies                                                                       (1)             (1)
      - Jointly controlled entity                                                                    -           (415)
Profit/(loss) before taxation                                                                   12,596        (17,931)
Taxation                                                                    5                  (3,348)           6,819
Profit/(loss) after taxation                                                                     9,248        (11,112)
Minority interests                                                                                   -               1
Profit/(loss) for the year                                                                       9,248        (11,111)
Basic earnings/(loss) per share                                             7                  RMB1.64       RMB(2.02)
Diluted earnings/(loss) per share                                           7                  RMB1.63       RMB(2.02)

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2004

                                                                                              As at December 31,
                                                                                                     2004         2003
                                                                                                      RMB          RMB
                                                                                                  million      million

Assets
Current assets
      Cash and bank deposits                                                                       10,053        6,316
      Short-term investments                                                                        2,876        1,506
      Accounts receivable                                                                           5,688        6,343
      Inventories and consumables                                                                     941        1,238
      Prepayments and other receivables                                                             1,006        1,640
      Due from holding company and fellow subsidiaries                                                373          449
Total current assets                                                                               20,937       17,492
Non-current assets
      Fixed assets                                                                                125,582      133,919
      Construction in progress                                                                      8,073       15,695
      Intangible assets                                                                               316          184
      Deferred costs                                                                                7,449        7,872
      Deferred tax assets                                                                           2,394        2,784
      Long-term investment                                                                              -          880
      Interests in associated companies                                                                 -           90
      Other non-current assets                                                                        424          618
Total non-current assets                                                                          144,238      162,042
Total assets                                                                                      165,175      179,534

Liabilities and equity
Current liabilities
      Accounts payable                                                                             14,653       14,786
      Accruals and other payables                                                                   3,353        4,410
      Short-term bank loans                                                                        29,339       32,217
      Current portion of long-term bank and other loans                                             7,270       15,716
      Due to ultimate holding company                                                               8,244        9,002
      Current portion of deferred revenues                                                          6,653        7,229
      Current portion of provisions                                                                 2,596        3,083
      Taxation payable                                                                                196          428
Total current liabilities                                                                          72,304       86,871
Net current liabilities                                                                          (51,367)     (69,379)
Total assets less current liabilities                                                              92,871       92,663
Non-current liabilities
      Long-term bank and other loans                                                               21,861       22,309
      Due to holding companies                                                                          -        4,750
      Deferred revenues                                                                            11,817       14,604
      Provisions                                                                                    2,143        2,341
      Deferred tax liabilities                                                                      1,321        4,213
      Other non-current liabilities                                                                   564        1,067
Total non-current liabilities                                                                      37,706       49,284
Total liabilities                                                                                 110,010      136,155
Minority interests                                                                                      -            3
Financed by:
      Share capital                                                                                 2,181        1,819
      Reserves                                                                                     52,984       41,557
Shareholders' equity                                                                               55,165       43,376
Total liabilities & equity                                                                        165,175      179,534

Notes


1.    The Group and its Reorganisation

      Background of the Group

      The Company was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. Prior to a reorganization conducted for the listing of the shares of the Company ("the Reorganisation"), the Company's ultimate holding company was China Netcom (Holdings) Company Limited ("China Netcom Holdings").

      China Netcom Holdings was previously owned by four state-owned enterprises and became the Company's holding company in December 2000. The Company through its principal operating subsidiary, China Netcom (Group) Limited ("CNC China") is engaged in the provision of the fixed line telecommunication services through different regional branch offices in the PRC. In March 2003, the Company along with two co-investors through Asia Netcom Corporation Limited ("Asia Netcom"), being a 51% owned jointly controlled entity of the Company at that time, acquired the Asia-Pacific submarine cable assets and related physical network assets and liabilities, from Asia Global Crossing Ltd. On December 31, 2003, the Company further purchased the remaining 49% interests in Asia Netcom held by the other co-investors and became the sole owner of Asia Netcom.

      Reorganisation of the Group

      In anticipation of the listing of the Company's shares and American Depository Shares ("ADSs") on The Stock Exchange of Hong Kong and the New York Stock Exchange Inc. respectively ("Global Offering"), China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") both being state owned enterprises under the supervision and regulation of the Ministry of Information Industry ("MII"), underwent the Reorganisation which was effective for accounting purposes on June 30, 2004 (see Note 2). Immediately after the Reorganisation, the ultimate holding company of the Group became China Netcom Group.

      China Netcom Group, the Group's current ultimate holding company, was established by the State Council of the PRC in May 2002. Under a comprehensive industry restructuring plan relating to the fixed line telecommunication sector in China approved by the State Council in November 2001, the fixed line telecommunications businesses originally operated by China Telecommunication Corporation ("China Telecom Group") were split into northern and southern operations. In May 2002, China Netcom Group took over the northern part fixed line telecommunication operations in 10 provinces, municipalities and autonomous regions.

      The Reorganisation undertaken in anticipation of the listing of the Company comprised the following:

      (a) China Netcom Group acquired the entire interest in China Netcom Holdings from its four state owners and became the ultimate holding company of the Group;

      (b) The Company's principal operating subsidiary, namely CNC China, transferred all its assets and liabilities in the PRC telecommunications operations to China Netcom Group, and assets and liabilities of the PRC fixed line telecommunications operations previously owned by both China Netcom Group and the Company were combined in the respective provinces, municipalities and autonomous regions;

      (c) After excluding certain assets and liabilities which were retained by China Netcom Group as set out in (f) (i) below, the net assets of the telecommunications operations of 8 PRC provinces and municipalities, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanghai Municipality and Guangdong Province (collectively referred to as the "Eight Service Regions"), valued at RMB43,012 million, which was based on an independent valuation and were injected into the Company in consideration of approximately 5,442 million ordinary shares (21,769 million shares before share consolidation, of the Company (the "Asset Injection").

      (d) Certain Asia-Pacific submarine cable assets and related physical network assets and liabilities were transferred from Asia Netcom to China Netcom Group.

      (e) The Group, immediately after the Reorganisation, contains the assets and liabilities related to: (i) fixed line telecommunication operations in the Eight Service Regions; and
            (ii) fixed line telecommunication operations in the Asia-Pacific region operated by Asia Netcom (collectively the "Restructured Businesses").

      (f) China Netcom Group, immediately after the Reorganisation, retained or held the following assets and liabilities: (i) certain assets and liabilities of the Eight Service Regions including fixed assets, mainly inter-provincial optic fibers, investments in associated companies, long-term investments, bank balances and borrowings and those attributable to certain minor ancillary telecommunications services; (ii) all assets and liabilities of the fixed line telecommunication operations outside the Eight Service Regions; (iii) all non-core businesses representing businesses other than the principal communications services operations in the Group's northern and southern service regions and primarily include procurement of materials, equipment maintenance services, engineering, project planning and design and operations of certain social facilities and (iv) the Asia-Pacific submarine cable assets and related physical network transferred from Asia Netcom (collectively the "Retained Businesses").

      The above reorganisation procedures primarily resulted in a net effect of (i) the transfer from China Netcom Group to the Company of the assets and liabilities of the telecommunications operations in the Eight Service Regions, which were previously owned by China Netcom Group prior to the Reorganisation; and (ii) the transfer from the Company to China Netcom Group of certain assets and liabilities of the telecommunications operations outside the Eight Service Regions and the Asia-Pacific submarine cable assets and related physical network, which were previously owned by the Group prior to the Reorganisation.

      The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004.

2     Basis of presentation

      The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

      The Reorganisation was effective for accounting purposes on June 30, 2004, which was the date on which the Company and China Netcom Group signed the legally binding agreements that identified (i) all specific assets and liabilities under the Asset Injection transferred to the Company from China Netcom Group and (ii) the specific assets and liabilities transferred from Asia Netcom to China Netcom Group.

      China Netcom Group and China Netcom Holdings were both state-owned enterprises before and after the Reorganisation, and the acquisition of China Netcom Holdings by China Netcom Group was carried out under the directive of the State Council. Accordingly, the Reorganisation was regarded as a common control transaction and accounted for under merger accounting, as permitted by the Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions", and the assets and liabilities injected into the Company by China Netcom Group under Note 1 (c) above have been stated at historical amounts. The consolidated financial statements present the consolidated results and financial position of the Group as if China Netcom Holdings and China Netcom Group had been merged throughout the periods presented and as if the Restructured Businesses were injected into the Company from China Netcom Group at the beginning of the earliest periods presented or when such businesses were acquired by the Group or China Netcom Group, whichever is later. The consolidated financial statements do not include the results and financial position of businesses previously owned by China Netcom Group outside the Eight Service Regions which had been retained by China Netcom Group upon the Reorganisation.

      Prior to the consummation of the Reorganisation, the assets and liabilities of the PRC telecommunications operations, both within and outside the Eight Service Regions of the Company held through CNC China, the Company's principal operating subsidiary, had been historically under common management and control. Therefore, the Group's consolidated income statements for the years ended December 31, 2003 and 2004 and consolidated balance sheets as at December 31, 2003 include the entire consolidated financial data of the PRC operations of CNC China up to the effective date of the Reorganisation although the assets and liabilities of operations of CNC China outside the Eight Service Regions had been transferred to China Netcom Group under the Reorganisation as set out in
      Note 1 above. In addition, the consolidated balance sheet as at December 31, 2003 also include the assets and liabilities of the Eight Service Regions in the PRC which had been retained by China Netcom Group under the Reorganisation (see Note 1 (f) (i) above) and the assets and liabilities that were transferred from Asia Netcom to China Netcom Group under the Reorganisation (see Note 1 (f) (iv) above) as those assets and liabilities were part of the telecommunications operations and were not separately managed throughout the periods presented.

      The financial statements have been prepared under the historical cost convention modified by the revaluation of certain fixed assets and the marking to fair values of short-term investments, and on a going concern basis.

      Recently issued accounting standards

      The HKICPA has issued a number of new and revised HKFRSs ("new HKFRSs") which are effective for accounting periods beginning on or after January 1, 2005.

      The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3.    Revenues

      Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:

                                                                                     For the year ended December 31,
                                                                                                2004              2003
                                                                                                 RMB               RMB
                                                                                             million           million
       Revenues
             Local usage fees                                                                 18,661            18,567
             Monthly telephone service                                                        13,743            12,580
             Upfront installation fees                                                         1,338             1,044
             DLD usage fees                                                                    8,813             8,871
             ILD usage fees                                                                    1,302             1,410
             Value-added services                                                              2,146             1,516
             Interconnection fees                                                              4,915             3,797
             Upfront connection fees                                                           3,378             3,965
             Broadband and other Internet-related service                                      5,418             3,507
             Managed data service                                                              1,526             1,279
             Leased line income                                                                2,321             2,509
             Other services                                                                    1,361               853
       Total                                                                                  64,922            59,898

4.    Segment information

      Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

5.    Taxation

                                                                                     For the year ended December 31,
                                                                                                2004              2003
                                                                                                 RMB               RMB
                                                                                             million           million
       PRC enterprise income tax ("EIT")                                                       2,786               940
       Deferred taxation                                                                         562           (7,775)
       Share of taxation attributable to jointly controlled entity                                 -                16
       Taxation charges/(credit)                                                               3,348           (6,819)

      The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

      Taxation on profits derived from certain subsidiaries and the jointly controlled entity outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.5% to 30%, prevailing in the countries in which those entities operates.

6.    Profit distributions

                                                                                                                  2004
                                                                                                          HKD  million

      Final dividend proposed after the balance sheet date of HK$0.037 per share                                   245


      The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

7.    Earnings/(loss) per share

      Basic earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

      The weighted average number of shares used in computing basic earnings/(loss) per share is 5,622,685,175 shares (2003: 5,492,258,218 shares). The weighted average number of shares used in computing diluted earnings/(loss) per share is 5,630,034,452 shares (2003: 5,492,258,218 shares).

      The diluted loss per share for the year ended December 31, 2003 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.


UNAUDITED PRO FORMA INCOME STATEMENT

The unaudited pro forma consolidated income statement for the year ended December 31, 2004 has been set out here to illustrate the effect of the Group's Reorganisation for the listing of the Company's shares on the Group's consolidated results if the Reorganisation had been completed on January 1, 2004. The unaudited pro forma consolidated income statement for the year ended December 31, 2004 was prepared based on the historical consolidated profits of the same period prepared in accordance with HKFRS and in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). For the details of the Group's Reorganisation, please refer to note 1 to Group Results above.

For accounting purpose, the Reorganisation was effectively completed on June 30, 2004 (see note 2 to Group Results above). Accordingly, the pro forma adjustments to the consolidated income statement for the year ended December 31, 2004 were related to the six months period from January 1 to June 30, 2004.

The unaudited pro forma consolidated income statement set out below does not form part of the audited historical consolidated financial statements and is included here for reference purposes only and does not necessarily represent what the Group's consolidated financial results would actually have been if the Reorganisation had in fact occurred on those dates and is not necessarily representative of the Group's financial results for any future period. The actual performance of operations may differ significantly from the unaudited pro forma amounts reflected below.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004
(IN MILLION)

                                                                     Adjustments
                                       Carve-out                                             Tax
                                       of                                                    effect on
                                       businesses                                            the above
                                                                                             adjustments
                              Historical Note 1   Note 2   Note 3   Note 4   Note 5 Sub-total    Note 6 Total Pro
                                                                                                                 forma
                                   RMB      RMB      RMB      RMB      RMB      RMB      RMB        RMB   RMB      RMB

Revenues                        64,922    (486)        -        -        -      (3)      (3)          - (489)   64,433
Operating expenses
Depreciation and amortization (18,754)      310      144      214        -       77      435          -   745 (18,009)
Networks, operations and      (11,591)      341        -        -        -       65       65          -   406 (11,185)
support
Staff costs                    (8,041)      101        -        -        -        6        6          -   107  (7,934)
Selling, general and           (9,566)      144        -        -        -       41       41          -   185  (9,381)
administrative
Other operating expenses       (1,534)     (28)        -        -        -        -        -          -  (28)  (1,562)
Total operating expenses      (49,486)      868      144      214        -      189      547          - 1,415 (48,071)
Operating profit before         15,436      382      144      214        -      186      544          -   926   16,362
interest income, dividend
income and deficit on
revaluation of fixed assets
Interest income                     76      (5)        -        -        -        -        -          -   (5)       71
Dividend income                     17      (2)        -        -        -        -        -          -   (2)       15
Deficit on revaluation of            -        -        -        -        -        -        -          -     -        -
fixed assets
Profit from operations          15,529      375      144      214        -      186      544          -   919   16,448
Finance costs                  (2,932)      263        -        -        -      137      137          -   400  (2,532)
Share of profit/ (loss) of
- Associated companies             (1)        -        -        -        1        -        1          -     1        -
- Jointly controlled entity          -        -        -        -        -        -        -          -     -        -
Profit before taxation          12,596      638      144      214        1      323      682          - 1,320   13,916
Taxation                       (3,348)        -        -        -        -        -        -      (158) (158)  (3,506)
Profit after taxation            9,248      638      144      214        1      323      682      (158) 1,162   10,410
Minority interests                   -        -        -        -        -        -        -          -     -        -
Profit for the year              9,248      638      144      214        1      323      682      (158) 1,162   10,410

Description of pro forma adjustments

      1. This unaudited pro forma adjustment reflects the exclusion of results of operations attributable to the PRC operations outside the northern service region and the southern service region of CNC China (the Group's principal operating subsidiary in China) and the PRC operations of certain minor ancillary telecommunications service of the northern service regions and the southern service regions as if the Reorganisation had taken place on January 1, 2004.

      2. This adjustment reflects the reduction in depreciation charge as if the distribution of inter-provincial fiber-optic cables to China Netcom Group, in accordance with the Reorganisation, had taken place on January 1, 2004.

      3. This adjustment reflects the reduction in depreciation charge as if the distribution of certain properties to China Netcom Group, in accordance with the Reorganisation, had taken place on January 1, 2004.

      4. This adjustment reflects the reduction in investment income/expenses as if the distribution of certain long-term investments and interests in associated companies to China Netcom Group, in accordance with the Reorganisation, had taken place on January 1, 2004.

      5. This adjustment reflects the effect of the exclusion of certain income statement items including the depreciation and interest expenses as if the distribution of certain subsidiaries of Asia Netcom containing Asia-Pacific submarine cable and related physical network assets and liabilities to China Netcom Group, in accordance with the Reorganisation, had taken place on January 1, 2004.

      6. This adjustment reflects the tax effect of the above pro forma adjustments.


AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the audited financial statements for the year ended December 31, 2004.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Throughout the period commencing from the date of listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on November 17, 2004 through to December 31, 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force prior to January 1, 2005, except that non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules. All directors who have acted as such at any time during the period commencing from the date of the listing of the Company's shares on the Hong Kong Stock Exchange on November 17, 2004 through to December 31, 2004 have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout such period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from May 17, 2005 to May 20, 2005 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's register, Computershare Hong Kong Investor Services Limited, Room 1712- 16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4p.m. on May 13, 2005.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2004 containing all information required by Appendix 16 to the Listing Rules will be published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk) as well as the website of the Company (www.chinanetcom.com.cn).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.